Sub-Item 77C:  Matters Submitted to a Vote of Security Holders

Annual meeting of shareholders held on March 22, 2017

At the Annual Meeting of Shareholders held on March 22, 2017, shareholders approved the election of Suzanne Donohoe as a Class III Trustee to the Board of Trustees to serve a three year term expiring in 2020 based on the following results:

Total Outstanding Shares  15,255,236
Total Shares Voted  12,984,609
For    12,483,760
Withheld        500,849

At the Annual Meeting of Shareholders held on March 22, 2017, shareholders approved the election of Jeffery L. Zlot as a Class III Trustee to the Board of Trustees to serve a three year term expiring in 2020 based on the following results:

Total Outstanding Shares  15,255,236
Total Shares Voted  12,984,609
For    12,700,263
Withheld                     284,346